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                           October 19, 2021

       Kevin Brian Cox
       Chief Executive Officer
       SurgePays, Inc.
       3124 Brother Boulevard, Suite 104
       Bartlett, TN 38133

                                                        Re: SurgePays, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-233726

       Dear Mr. Cox:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registrant Statement on Form S-1 Filed October 8,
2021

       Certain Relationships and Related Party Transactions, page 54

   1. Please update this section to reflect all related party transactions and any currently proposed transactions,
including Centercom's forgiveness of $429,010.11 of your accounts payable owed to
Centercom. Please also revise to note that you own 40% of Centercom.
                                                        Please refer to Item
404(a) of Regulation S-K.
 Kevin Brian Cox
FirstName
SurgePays,LastNameKevin Brian Cox
           Inc.
Comapany
October 19,NameSurgePays,
            2021          Inc.
October
Page 2 19, 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Steven Lipstein